UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Registered Direct Offering

On November 13, 2023, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Purchaser”). The Securities Purchase Agreement provides for the sale and issuance by us of an aggregate of: (i) 3,359,655 ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), at an offering price of $1.20, (ii) 805,012 pre-funded warrants (the “Pre-Funded Warrants”) to purchase Ordinary Share that were pre-funded at the price of $1.18 and (iii) warrants (the “Common Warrants”) to purchase up to 4,166,667 Ordinary Shares.

Each Pre-Funded warrant is exercisable for one Ordinary Share upon the payment of the remaining nominal exercise price of $0.02 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Each Common Warrant has an exercise price of $1.20 per share, will be immediately exercisable and will have a term of exercise equal to 5 years from the initial exercise date.

The gross proceeds from the offering (including the nominal exercise price of the Pre-Funded Warrants) will be approximately $5 million. Net proceeds from the offering will be approximately $4.5 million, after deducting placement agent fees and expenses and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital purposes. Portions of the proceeds may be used to settle obligations under promissory notes that we issued pursuant to a Pre-Paid Advance Agreement entered into on June 28, 2023 (the “Promissory Notes”).

The Securities Purchase Agreement contains customary representations, warranties and agreements on our part, customary conditions to closing, indemnification obligations, other obligations of the parties, and termination provisions.

We anticipate that the sale of the Ordinary Shares, Pre-Funded Warrants and Common Warrants will close on or about November 15, 2023, subject to the satisfaction of the closing conditions by the parties contained in the Securities Purchase Agreement.

On November 13, 2023, we also entered into a placement agent agreement (the “Placement Agent Agreement”) with Titan Partners Group LLC, a division of American Capital Partners (the “Placement Agent”). Pursuant to the terms of the Placement Agent Agreement, the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities (the “Placement”). The Company will pay the Placement Agent (i) a cash fee equal to 7.0% of the gross proceeds from the Placement and (ii) will reimburse the Placement Agent for certain of its expenses in an aggregate amount up to $90,000.

The Placement Agent Agreement contains customary representations, warranties and agreements on our part, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, and termination provisions.

Pursuant to the Securities Purchase Agreement, we have agreed that, subject to certain exceptions (including the issuance of Ordinary Shares upon the conversion of the Promissory Notes), (i) we will not issue, or enter into any agreement to issue or announce the issuance or proposed issuance of Common Stock for a period of thirty (30) days following the closing of the offering and that (ii) it will not enter into a variable rate transaction for a period of one (1) year following the closing of the offering provided, however, that after the expiration of the 90 day period following the closing of the offering, we may issue Ordinary Shares in an “at the market” offering pursuant to that certain Controlled Equity Offering Sales Agreement, dated December 30, 2022, with Cantor Fitzgerald & Co..

The offering is being made pursuant to a registration statement on Form F-3 (File No. 333-269091), which was filed with the U.S. Securities and Exchange Commission on December 30, 2022, and declared effective on January 6, 2023, as supplemented by a prospectus supplement dated November 14, 2023.

The Placement Agent Agreement, Securities Purchase Agreement, form of Common Warrant and Warrant Amendment, are filed as exhibits to this Current Report on Form 8-K and are incorporated herein by reference. The above descriptions of the terms of the Placement Agent Agreement, Securities Purchase Agreement and Common Warrants are qualified in their entirety by reference to such exhibits.

Exhibits

Exhibit No.	Description
1.1	Placement Agent Agreement, dated November 13, 2023, between Mainz Biomed N.V. and Titan Partners Group LLC, a division of American Capital Partners
4.1	Form of Pre-Funded Warrant
4.2	Form of Common Warrant
5.1	Opinion of CMS Derks Star Busmann N.V.
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Securities Purchase Agreement, dated November 13, 2023, by and between Mainz Biomed N.V. and the Purchasers
23.1	Consent of CMS Derks Star Busmann N.V. (contained in Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (contained in Exhibit 5.2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

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